CORRESPONDENCE

O’Melveny & Myers LLP	T: +86 10 6563 4200
Yin Tai Centre, Office Tower	F: +86 10 6563 4201
37th Floor	omm.com
No.2 Jianguomenwai Avenue
Beijing 100022

March 18, 2019

Ms. Jessica Livingston

Ms. Pam Long

Mr. Stephen Kim

Mr. Robert Klein

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: UP Fintech Holding Limited (CIK No. 0001756699)

Responses to the Staff’s Comments on Registration Statement on Form F-1, as amended, Filed on March 11, 2019

Dear Ms. Livingston, Ms. Long, Mr. Kim and Mr. Klein:

On behalf of our client, UP Fintech Holding Limited, an exempted company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 15, 2019 on the Company’s Amendment No. 1 filed with the Commission on March 11, 2019 (the “Amendment No. 1”) to its registration statement on Form F-1 dated February 22, 2019 (the “Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

To address the Staff’s comments, concurrently with the submission of this letter, the Company is submitting its filing herewith the Company’s Amendment No. 2 (the “Amendment No. 2”) to the Registration Statement and certain exhibits via EDGAR to the Commission for the Staff’s review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff five courtesy copies of the Amendment No. 2, marked to show changes to the Amendment No. 1.

The Company commenced the marketing activities in connection with the offering on March 12, 2019. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about March 19, 2019, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Amendment No. 1 to Form F-1 Filed on March 11, 2019 Cover page

1.                  The total amount of your offering, including the overallotment option, calculated at the high end of your price range exceeds the maximum aggregate offering amount shown in your fee table. Please revise to ensure that the maximum aggregate size of the offering does not exceed the amount shown in the fee table.

The Company respectfully noted the Staff’s comment and revised the fee table to ensure that the maximum aggregate size of the offering does not exceed the amount shown in the fee table.

Notes to the Consolidated Financial Statements Note 10. Preferred Shares, page F-36

2.                  We note your response to our comment 1 in your supplemental response letter dated March 13, 2019. Please revise to disclose additional substantive terms of the preferred share arrangements, such as consent and veto rights of the preferred shareholders to prevent an IPO unless certain pre-money valuation and proceeds thresholds are met. In addition, revise your Critical Accounting Policies, Judgments & Estimates to disclose, in sufficient detail, the reasons why you believe it is not probable that the convertible preferred shares will become redeemable, and thus, why you do not recognize any accretion on the instruments.

The Company respectfully noted the Staff’s comment and revised the footnote 10 on pages F-39 and F-40 and the Critical Accounting Policies on pages 92 and 93 in response.

Exhibits

3.                  The legality opinion filed as Exhibit 5.1 appears to contemplate an offering by the company and by selling shareholders. Please revise to provide a legality opinion that is specific to this offering.

The Company respectfully noted the Staff’s comment and filed a revised Exhibit 5.1.

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at +86 1391 093 9617 / +86 10 6563 4261 or via e-mail at kgeng@omm.com, Li Han, by telephone at +852 3512 4018 or via email at lhan@omm.com, John Fei Zeng by telephone at +86 10 5681 3666-3601 or via email at john.zeng@itiger.com, or Yan Wang, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520 7162 or via email at xinywang@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures.

cc:                                Tianhua Wu, Chief Executive Officer of the Company

John Fei Zeng, Chief Financial Officer of the Company

Li Han, Esq., Partner, O’Melveny & Myers LLP

Yan Wang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP